Exhibit 12(b)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following table sets forth Lamar Media’s ratio of earnings to fixed charges for the periods indicated.

	Years Ended December 31,					Nine Months Ended September 30,
(dollars in thousands)	2009(2)	2010(2)	2011	2012	2013	2014	2013
Net income (loss)	$(56,383)	$(39,066)	$6,920	$8,115	$40,338	$45,805	$30,110
Income tax expense (benefit)	(36,504)	(22,490)	5,838	8,353	22,977	33,903	17,609
Fixed charges	263,011	253,569	239,477	227,155	221,219	138,043	168,177

Earnings	170,124	192,013	252,235	243,623	284,534	217,751	215,896

Interest expense, net	191,455	185,517	170,524	156,762	146,112	80,673	112,143
Rent under leases representative of an interest factor (1/3)	71,556	68,052	68,953	70,393	75,107	57,370	56,034
Preferred dividends	0	0	0	0	0	0	0

Fixed charges	263,011	253,569	239,477	227,155	221,219	138,043	168,177

Ratio of earnings to fixed charges	0.6x	0.8x	1.1x	1.1x	1.3x	1.6x	1.3x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expenses, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.
(2)	For the years ended December 31, 2010 and 2009, earnings were insufficient to cover fixed charges by $61.6 million $92.9 million, respectively.